Pressure BioSciences, Inc.

14 Norfolk Avenue

South Easton, MA 02375

August 15, 2017

VIA EDGAR

Amanda Ravitz, Assistant Director

Office of Electronics and Machinery

Mail Stop 3030

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Pressure BioSciences, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-215277) and Form 8-A (File No. 001-38185)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-215277), together with all exhibits thereto, initially filed with the Commission on December 22, 2016, as subsequently amended on April 11, 2017, June 16, 2017, June 28, 2017, June 29, 2017, and August 10, 2017 (the “Registration Statement”).

The Company has determined at this time not to proceed with the offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

The Registration Statement was not declared effective and no securities were issued or sold pursuant to the Registration Statement. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited as an offset to the filing fees for future registration statements. In addition, the Registrant requests that the Commission consent to the withdrawal of the Registrant’s registration statement on Form 8-A (File No. 001-38185), filed with the Commission on August 10, 2017, with such request to be approved effective as of the date hereof or at the earliest practicable date hereafter.

Respectfully,

Pressure BioSciences, Inc.

By:	/s/ Richard T. Schumacher
Name:	Richard T. Schumacher
Title:	Chief Executive Officer